UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Number	Description of Document

99.1	Press release - iClick Interactive Asia Group Limited Announces Plan for Closing on Merger with Amber DWM and Confirms Nasdaq Listing Under New Ticker “AMBR”
99.2	Amendment, Waiver and Framework Agreement, dated as of March 12, 2025, by and among iClick Interactive Asia Group Limited, Amber DWM Holding Limited, Overlord Merger Sub Ltd., Amber Global Limited and WhaleFin Technologies Limited
99.3	Intercompany Services Agreement, dated as of March 12, 2025, by and among Amber Match Limited and Sparrow Holdings Pte. Ltd.
99.4	Intercompany Services Agreement, dated as of March 12, 2025, by and among Amber Match Limited and WhaleFin Technologies Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: March 12, 2025

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